Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 4 DATED JANUARY 8, 2019
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated October 19, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 22, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Letter to shareholders dated January 8, 2019.

Shareholder Letter dated January 8, 2019

2018 Year in Review

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Nearly eight years ago, we set out to give investors a true alternative to the stock market by creating a simple, low-cost way to invest in portfolios of real estate. Our performance in 2018 certainly feels validating in that aim. As a platform, Fundrise beat the overall stock market by a healthy margin, with an average return of 9.11% net of fees¹ — more than 14% better than the Vanguard Total Stock Market ETF and the Vanguard Real Estate ETF2.

However, it’s important to remember that past performance is not indicative of future results. In our view, 2019 is shaping up to be a challenging year. Given the broader macroeconomic conditions, we’re working to position our investments defensively, while still relentlessly innovating to unlock new and better ways to invest.

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Nearly eight years ago, we set out to give investors a true alternative to the stock market by creating a simple, low-cost way to invest in portfolios of real estate. Our performance in 2018 certainly feels validating in that aim. As a platform, Fundrise beat the overall stock market by a healthy margin, with an average return of 9.11% net of fees¹ — more than 14% better than the Vanguard Total Stock Market ETF and the Vanguard Real Estate ETF2.

The stock market volatility at the end 2018 (and which continues to persist as of this writing) illustrates clearly why we feel the need to provide our investors with greater diversification from traditional public markets. From the beginning, we’ve believed that by leveraging technology we could provide Fundrise investors with the ability to purchase real assets directly, at lower costs, closer to true intrinsic values, and as a result generate higher potential yields.

In fact, the Fundrise platform has achieved, on average, a 10.79% net annualized return over the past five years, more than 2.75% higher than either the Vanguard Total Stock Market ETF or the Vanguard Real Estate ETF during the same time period. (To be clear, the Fundrise net annualized return is not representative of any individual investor’s performance, which is likely to vary depending on when they invested and the allocation of their portfolio).

	Fundrise (platform portfolio)¹	Vanguard Total Stock Market ETF²	Vanguard Real Estate ETF²
2014	12.25%	12.56%	30.29%
2015	12.42%	0.40%	2.37%
2016	8.76%	12.68%	8.53%
2017	11.44%	21.16%	4.95%
2018	9.11%	-5.13%	-5.95%
5-yr average	10.79%	7.92%	7.40%

While we are proud of the results we have been able to produce for our investors, it is important to remember that past performance is not indicative of future results. In our opinion, the investment environment has only become more challenging over the past twelve months. And while the stock market has begun to reprice, it is still trading well above historic averages in terms of price to earnings. There is still a lot of capital in the market chasing deals, which is propping up asset prices and driving down yields.

In our view, 2019 looks like it is shaping up to be extremely challenging for investors in search of quality.

While the core US economy is strong, we seem to be stuck in a catch-22, with each piece of good economic news just as likely to encourage the Federal Reserve to raise interest rates, cooling markets, as opposed to propeling continued growth. Meanwhile, central banks around the world who once resuscitated the financial markets during the Great Recession by dropping interest rates to zero, or less, and printing trillions of dollars (a.k.a. quantitative easing) have now begun to withdraw that monetary stimulus, raising interest rates and unloading their balance sheets. In the US, the Federal Reserve is currently liquidating $50 billion a month from their holdings — in other words, the Fed is withdrawing $600 billion a year of stimulus from the economy, which is likely to act like a giant vacuum sucking up most of the would-be growth.

At this point, virtually every economist and financial analyst is forecasting a downturn in late 2019 or 2020. And although we are skeptical of consensus views, we are working to position our investments defensively.

Investing is not for the faint of heart. We are entering the winnowing period when wills are tested by adverse conditions as we transition from the end of an economic cycle.

Given these broader macroeconomic conditions, we’ve begun exploring several investment products that may be uniquely suited for this transitional environment, while still continuing to work relentlessly on creating innovations that can unlock new and better ways to invest. With a growing team of software engineers and real estate professionals, we are arguably better positioned than any real estate investment firm in the country to use technology to lower costs, open new opportunities, and drive ever improved results.

We appreciate your continued trust, and look forward to tackling whatever challenges the coming year may bring together. As always, please don’t hesitate to reach out to investments@fundrise.com with any questions or comments.

1. Fundrise platform performance for each calendar year consists of the time-weighted, weighted-average returns of the real estate investing programs sponsored by Rise Companies Corp., and is not representative of the performance of any individual Fundrise investor. 5-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2018. Individual investment results may vary depending on the mix of investments owned by any investor on the Fundrise platform. Fundrise platform performance does not include investments in Rise Companies Corp itself (The Fundrise iPO) or the Fundrise Opportunity Fund, the inclusion of either of which could potentially have a negative effect on the total performance of the Fundrise platform. Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise platform. All estimated performance figures presented are net of fees and inclusive of dividend reinvestment. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

2. Annual performance the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF specifically refers to the Total return by NAV of each ETF, and was sourced from vanguard.com on January 7, 2019.